Exhibit 99.3

WebMD to be Acquired by KKR’s Internet Brands

Employee FAQs

July 24, 2017

Why has WebMD agreed to be acquired? Why now? Is $66.50 per share a good value for the company?

We’ve entered into this agreement with Internet Brands to maximize shareholder value. The Internet Brands offer represents a premium of approximately 30 percent to WebMD’s share price on February 15, 2017, the day before WebMD announced that it was commencing a process to explore and evaluate a range of potential strategic alternatives, as well as a 20 percent premium over Friday’s close. The Board of Directors has a fiduciary duty to act in the best interest of stockholders. The directors carefully analyzed Internet Brands’ offer and determined it was in the best interest of stockholders to accept it.

Why did Internet Brands acquire WebMD?

Internet Brands is strongly committed to supporting WebMD’s management and employees in our ongoing efforts to deliver trusted health information, innovative products, and outstanding value to WebMD’s users, members, customers and partners. Internet Brands has been serving healthcare professionals across a broad range of platforms to connect people with health and wellness resources and local health professionals for many years, and they look forward to seeing what we can accomplish together.

Why is Internet Brands a good fit for WebMD / what made WebMD choose them as our new owner?

Internet Brands has been serving healthcare professionals across a broad range of platforms to connect people with health and wellness resources and local health professionals for many years, and they look forward to seeing what we can accomplish together.

When do we expect the acquisition of WebMD to be completed?

The transaction is subject to approval of our stockholders, receipt of customary regulatory approvals and satisfaction of other customary conditions. We expect the transaction will close during the fourth quarter of 2017.

What does this transaction mean for me in the near-term and long-term?

Both near- and long-term, Internet Brands is strongly committed to supporting WebMD’s management and employees in our ongoing efforts to deliver trusted health information, innovative products, and outstanding value to our consumers and healthcare professionals, customers and partners.

Does the acquisition change WebMD’s vision, mission or values?

No. Internet Brands is strongly committed to our company’s vision, mission and values. Therefore, we will remain focused on being the leading source of health information, tools and guidance for consumers and healthcare professionals, and on enabling people to live better lives by empowering the decisions and actions that improve well-being and health outcomes.

WebMD to be Acquired by KKR’s Internet Brands

Employee FAQs

July 24, 2017

What should I tell my customers?

That it is business as usual, and we remain focused on their current and long-term needs. Internet Brands is strongly committed to supporting WebMD’s management and employees in our ongoing efforts to deliver trusted health information, innovative products, and outstanding value to our users, members, customers and partners. We will continue to provide the high level of service we have always been committed to, and we will continue to focus on improving customer satisfaction.

With the approval of your manager, you can rely on the press release to share information. It is important that you limit your written communications with customers to approved forms of communications, which have been previously provided by Legal or Corporate Communications. If the customer tells you that they are also a stockholder or bondholder and has questions regarding their investment in WebMD, that call should be referred directly to Mary Anne Lerma (201-703-3470; mlerma@webmd.net).

If I get a call from a reporter, analyst or stockholder, what should I say?

Nothing. You should not talk to reporters or other members of the media, or to analysts, stockholders or others in the investment community. Investor relations inquiries, such as calls from analysts, stockholders and institutional investors and bondholders, should be referred directly to Mary Anne Lerma (201-703-3470; mlerma@webmd.net). Media and press inquiries, such as calls from reporters, and all other external inquiries should be referred directly to Adam Grossberg (212-624-3790; agrossberg@webmd.net). As always, only authorized spokespersons can speak to these audiences on behalf of the company.

Please review the Communications Policy on outside communications, which is available on Employee Central at the following address: http://employeecentral.webmdhealth.net/Pages/Policies.aspx.

How can I best show my support for the announcement?

This is great news for WebMD and for the long-term prospects of our business. The best way you can help is by focusing on your regular tasks at hand and by continuing to operate in a manner consistent with our company values.

Can I post on social media about this?

Per our social media policy, employees are not permitted to post messages on behalf of WebMD (or engage in discussions where WebMD may appear to be the source of or otherwise responsible for your comments). This applies to chat rooms, discussion groups, message boards, blogs, social networking sites or similar channels or forums.

If a third party (i.e. member of the media) sends you a social media message, or posts a comment on your personal profile asking a question about this announcement specifically, please do not respond. All external inquiries should be referred immediately to Adam Grossberg (212-624-3790; agrossberg@webmd.net). As always, only authorized spokespersons may speak on behalf of the company on any platform (including social media).

Of course, you are free to post on your personal social channels any way you wish, so long as the language clearly states that your commentary is not on behalf of WebMD or representative of WebMD’s views.

WebMD to be Acquired by KKR’s Internet Brands

Employee FAQs

July 24, 2017

What happens to an employees’ equity awards (e.g. stock options or restricted shares) after the transaction is completed?

All holders of WebMD common stock and vested WebMD equity awards will be entitled to receive a cash amount in exchange for their stock and equity awards pursuant to the terms of the merger agreement. All unvested WebMD equity awards will be converted to cash, which will become payable on the first payroll date following each applicable vesting date of the award (subject to the terms and conditions of the award, including your ongoing employment on the vesting date, as applicable) pursuant to the merger agreement. After closing, WebMD stock will not be publicly traded, and no WebMD equity awards (i.e., stock options, performance and restricted shares, and restricted stock units) will remain in place following the closing.

What should I do about the shares of WebMD stock that I already own?

As always, you have the choice to hold your WebMD shares or to sell them at any point in time (as long as you are not in possession of any material nonpublic information and are otherwise complying with the company’s policies on trading). If you choose to hold your shares, and if stockholders owning a majority of our outstanding stock tender their shares in the tender offer and the transaction receives the necessary regulatory approvals, you will be cashed out at $66.50 in cash for each share of WebMD common stock you own when the transaction closes. As with the profit on any stock sale, this profit is taxable to you according to the tax laws of your country of domicile.

Where can I learn more about what was announced today?

If you have any additional questions, please submit them to our Employee Communications mailbox at webmdemployees@webmd.net. For HR-related questions, you should continue to deal with your HR business partner.

Important Information

This communication is provided for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of WebMD. The tender offer for the outstanding common stock of WebMD has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Diagnosis Merger Sub, Inc. with the U.S. Securities and Exchange Commission (SEC), and soon thereafter WebMD will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. WebMD’s stockholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information. WebMD’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by contacting Investor Relations at WebMD, 395 Hudson Street, 3rd Floor, New York, NY 10014; telephone number (212) 624-3700.